October 31, 2011	Trading Symbol TSX - HNC

Hard Creek Nickel to Present at The America’s Nickel Conference

(Vancouver) - Hard Creek Nickel Corporation (TSX-HNC) is pleased to announce today the Company’s President & CEO Mr. Mark Jarvis, along with Executive Vice President Mr. Neil Froc will be presenting at the America’s Nickel Conference in Toronto on November 1 – 2, 2011 at the Sutton Place Hotel, 955 Bay Street.

The focus of the conference is Investment and Project Development in the North & South American nickel industry. Hard Creek Nickel Corporation’s presentation on Wednesday, November 2, 2011 at 9:20 a.m. will highlight the October 20, 2011 News Release on the Updated Preliminary Economic Assessment which models production of a saleable concentrate.

The America’s Nickel Conference is a meeting point for the global nickel industry and is the premier event for analysis of the global nickel market. The conference will cover an outlook of the trends and challenges facing the stainless steel sector, an in-depth analysis of emerging technologies, as well as a review of M&A and IPO activities in the nickel industry.

About Hard Creek Nickel

Hard Creek Nickel owns 100% of the Turnagain Nickel Project, located in north central British Columbia. The property consists of 65 contiguous mineral claims covering an area of approximately 33,200 hectares.

The results of an updated Preliminary Economic Assessment (PEA) completed by AMC Mining Consultants (Canada) Ltd. and released on October 20, 2011 indicates the economic returns from the project justify further development of the Turnagain project with recommendations to proceed to prefeasibility level. Highlights of the assessment estimates 2.18 billion pounds of nickel and 123 million pounds of cobalt recovered to a high quality 18% nickel concentrate, 16.0% pretax IRR and 13.6% after tax IRR at $8.50/lb. nickel, and at 8% discount rate a US $1,292 million pretax NPV and US $725 million after tax NPV.

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The Preliminary Assessment referred to in this news release includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them and would enable them to be categorized as mineral reserves. The noted assessment results are preliminary in nature and there is no assurance the mining, metal production, or cash flow scenarios outlined would ever be realized.

This document contains forward looking statements" which are subject to risks both known and unknown, which may affect the outcome of such forward looking statements. Technical aspects of this document have been reviewed and approved by Neil Froc, P. Eng., a Qualified Person with NI 43-101

On behalf of the Board of Directors

“MARK JARVIS”

     MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com